Exhibit 21.1

GAIA, INC.

SUBSIDIARIES

Subsidiaries	State or Country of Incorporation or Registration
Boulder Road, LLC	State of Colorado
Gaia International, Inc.	State of Colorado
Gaia Studios, Inc.	State of Colorado
Yoga International, LLC	State of Pennsylvania

All subsidiaries are 100% owned by Gaia, Inc.

This list omits subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.